UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number 001-13115
EQUITY OFFICE PROPERTIES TRUST

(Exact name of registrant as specified in its charter)
c/o EOP Operating Limited Partnership
Two, North Riverside Plaza, Suite 2100
Chicago, Illinois
(312) 466-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of the following
securities:
6.750% Notes due 2008	7.500% Debentures due 2027	5.875% Notes due 2013
7.125% Notes due 2009	4.650% Notes due 2010	Floating Rate Notes due 2014
7.250% Notes due 2009	Floating Rate Notes due 2010	7.875% Notes due 2031
7.650% Notes due 2010	7.000% Notes due 2011	Each issue of Internotes listed on
7.350% Debentures due 2017	6.750% Notes due 2012	Schedule 1 hereto

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Guarantees of the following
securities:
6.750% Notes due 2008: 1	7.500% Debentures due 2027: 1	5.875% Notes due 2013: 1
7.125% Notes due 2009: 1	4.650% Notes due 2010: 1	Floating Rate Notes due 2014: 1
7.250% Notes due 2009: 1	Floating Rate Notes due 2010: 1	7.875% Notes due 2031: 1
7.650% Notes due 2010: 1	7.000% Notes due 2011: 1	Each issue of Internotes listed on
7.350% Debentures due 2017: 1	6.750% Notes due 2012: 1	Schedule 1: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Blackhawk Acquisition Trust (as successor by merger to Equity Office Properties Trust) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 9, 2007	BLACKHAWK ACQUISITION TRUST

	By:	/s/ Kenneth A. Caplan

Kenneth A. Caplan
Vice President and Secretary

Schedule 1

CUSIP No.	Security Description

26876EAA3	4.750% Internotes due 2008

26876EAB1	5.250% Internotes due 2010

26876EAC9	4.550% Internotes due 2008

26876EAD7	5.100% Internotes due 2010

26876EAE5	4.600% Internotes due 2008

26876EAF2	5.150% Internotes due 2010

26876EAG0	4.300% Internotes due 2008

26876EAH8	4.850% Internotes due 2010

26876EAJ4	4.300% Internotes due 2008

26876EAK1	5.000% Internotes due 2011

26876EAL9	3.700% Internotes due 2007

26876EAM7	4.150% Internotes due 2008

26876EAN5	4.000% Internotes due 2008

26876EAP0	3.900% Internotes due 2008

26876EAQ8	3.800% Internotes due 2008

26876EAS4	3.900% Internotes due 2008

26876EAU9	3.950% Internotes due 2008

26876EAW5	4.100% Internotes due 2008

26876EAY1	3.950% Internotes due 2008

26876EBA2	4.000% Internotes due 2009

26876EBC8	4.000% Internotes due 2008

26876EBE4	4.000% Internotes due 2009

26876EBG9	4.000% Internotes due 2009

26876EBJ3	4.150% Internotes due 2009

26876EBL8	4.150% Internotes due 2009

26876EBM6	3.700% Internotes due 2007

26876EBN4	4.100% Internotes due 2009

26876EBP9	3.750% Internotes due 2007

CUSIP No.	Security Description

26876EBQ7	4.150% Internotes due 2009

26876EBR5	4.050% Internotes due 2008

26876EBS3	4.250% Internotes due 2009

26876EBT1	4.400% Internotes due 2008

26876EBU8	4.750% Internotes due 2010

26876EBV6	4.400% Internotes due 2007

26876EBW4	4.800% Internotes due 2009

26876EBX2	4.300% Internotes due 2007

26876EBY0	4.450% Internotes due 2008

26876EBZ7	4.300% Internotes due 2007

26876ECA1	4.500% Internotes due 2008

26876ECB9	4.350% Internotes due 2008

26876ECC7	4.625% Internotes due 2010

26876ECD5	4.100% Internotes due 2007

26876ECE3	4.250% Internotes due 2008

26876ECF0	4.200% Internotes due 2008

26876ECG8	4.500% Internotes due 2011

26876ECH6	4.200% Internotes due 2007

26876ECJ2	4.350% Internotes due 2008

26876ECK9	4.400% Internotes due 2008

26876ECL7	4.500% Internotes due 2009

26876ECM5	4.400% Internotes due 2008

26876ECN3	4.500% Internotes due 2009

26876ECP8	4.450% Internotes due 2008

26876ECQ6	4.550% Internotes due 2009

26876ECR4	4.550% Internotes due 2008

26876ECS2	4.650% Internotes due 2009

26876ECT0	4.550% Internotes due 2008

CUSIP No.	Security Description

26876ECU7	4.650% Internotes due 2009

26876ECV5	4.400% Internotes due 2008

26876ECW3	4.450% Internotes due 2009

26876ECX1	4.400% Internotes due 2008

26876ECY9	4.500% Internotes due 2009

26876ECZ6	4.650% Internotes due 2011

26876EDA0	4.450% Internotes due 2008

26876EDB8	4.550% Internotes due 2009

26876EDC6	4.700% Internotes due 2011

26876EDD4	4.550% Internotes due 2008

26876EDE2	4.650% Internotes due 2009

26876EDF9	4.700% Internotes due 2008

26876EDG7	4.800% Internotes due 2009

26876EDH5	4.750% Internotes due 2008

26876EDJ1	5.000% Internotes due 2011